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04019032

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED APR 19 2004 WASH. D.C. 155 SECTION

SEC FILE NUMBER
8-36382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PHILLIPS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

385 HIGHLAND DRIVE
(No. and Street)

MOUNTVILLE	PA	17554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMORY E. PHILLIPS (717)285-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIDDER NORMA JEANNE
(Name — if individual, state last, first, middle name)

125 MAIN STREET	LANDISVILLE	PA	17538
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMORY E. PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Emory E. Phillips
Signature

PRESIDENT
Title

Barbara A. Karmilowicz
Notary Public

NOTARIAL SEAL
Barbara A. Karmilowicz, Notary Public
Mountville Boro., Lancaster County
My Commission Expires April 22, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X REPORT ON SYSTEM OF ACCOUNTING CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Norma J. Ridder
Certified Public Accountant
125 Main Street
Landisville, PA 17538
Phone 717-898-7717 Fax 717-898-3164

APRIL 1, 2004

CYNTHIA Q. VILLANUEVA
SUPERVISOR OF EXAMINERS
NASD
PHILADELPHIA DISTRICT OFFICE
1835 MARKET STREET
SUITE 1900
PHILADELPHIA, PA 19103-2929

DEAR MS. VILLANUEVA:

ENCLOSED FIND A CORRECTED LETTER CONCERNING THE SYSTEM OF ACCOUNTING CONTROL OF PHILLIPS FINANCIAL SERVICES, INC. A MISTAKE WAS INADVERTENTLY MADE IN THE TYPING OF THE LAST SENTENCE OF THE ORIGINAL LETTER. ENCLOSED FIND A CORRECTED LETTER WHICH STATES THAT I DO NOT DISCERN ANY MATERIAL INADEQUACIES IN THE SYSTEM OF INTERNAL ACCOUNTING CONTROL.

SINCERELY,

Norma J. Ridder

NORMA J. RIDDER

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717)898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2003 and have issued my report thereon dated February 20, 2004. As part of my examination, I made certain inquiries, determined to be necessary under the existing circumstances, concerning the system of internal accounting control and the practices and procedures being used.

The type of operations and limited number of transactions processed by Phillips Financial Services, Inc. do not at this time require a formal system of internal accounting control, and I do not discern any material inadequacies.

Norma J. Ridder

Norma J. Ridder, C.P.A.
February 20, 2004